Exhibit 99.41

Collective Mining Drills 792.25 Metres at 1.71 g/t Gold Equivalent from Surface for the Largest Grade Accumulation Intercepted to Date at the Apollo Porphyry System

●	Step-out hole APC-55 was drilled from Pad 6 to the northeast and intercepted continuous gold-silver-copper mineralization from surface over a significant core length as follows:

o	792.25 metres @ 1.71 g/t gold equivalent commencing from surface (consisting of 0.88 g/t gold, 39 g/t silver and 0.18% copper) including:

o	48.8 metres @ 3.23 g/t gold equivalent from surface in the oxide plus transition zone

●	APC-55 returned 1,356 g/t gold equivalent on a grams X metres basis, which represents the largest grade accumulation drilled to date into the Apollo porphyry system.

●	APC-55 has extended the strike length of the Apollo system to the northeast with maximum known dimensions now measuring 455 metres by 395 metres by 915 metres.

●	Hole APC-49 was drilled from Pad 6 to the northwest and intersected continuous gold-silver-copper mineralization from surface over a significant core length as follows:

o	847.25 metres @ 1.09 g/t gold equivalent from surface (consisting of 0.64 g/t gold, 16 g/t silver and 0.14% copper)

●	APC-49, which was drilled to depth in an area with no prior drilling, demonstrated excellent continuity of mineralization over its entire core length. The hole was terminated in mineralization due to a drilling related issue with the final 15.85 metres averaging 0.52 g/t gold equivalent.

●	Four rigs are now operating at the project with nine holes currently in the lab for analysis. Additional assay results are expected in the near term.

Ari Sussman, Executive Chairman commented: “The Apollo system continues to deliver unusually high-grade intercepts for a porphyry deposit over significant core lengths with today’s results being two of the longest holes ever drilled by the Company. I am most pleased that mineralization in both holes began directly from surface and the size of the Apollo system was once again expanded as a result of APC-55. I am excited about the prospect of what the Guayabales project will deliver in the second half of 2023 as we embark on the aggressive growth phase of our 2023 drilling program where expansion of the Apollo porphyry system and making a new discovery are our top priorities.”

Toronto, Ontario, June 27, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from two drill holes designed to test depth extensions and high-grade mineralization within the Apollo porphyry system (“Apollo”) at the Guayabales project located in Caldas, Colombia. Apollo is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia and diorite porphyry bodies currently measuring 455 metres x 395 metres x 915 metres and open for expansion.

To watch a short video of David Reading, Special Advisor to Collective Mining, speak about the assay results announced today, please click here.

Details (See Table 1 and Figures 1-3)

The 2023 Phase II drilling program is advancing on schedule with 24 holes completed and results announced with an additional nine holes awaiting assay results from the lab. The objectives of the 2023 program are to define high-grade mineralization, the dimensions of the Apollo porphyry system near surface, expand the size of the system through step-out and directional drilling and drill test multiple new targets generated through grassroots exploration. Since the announcement of the discovery hole at Apollo in June 2022, a total of 55 drill holes (approximately 23,907 metres) has been completed and assayed.

This press release outlines results from two, long step out holes. APC-49 and APC-55 were drilled to test high grade, shallow mineralization, and depth extensions in previously undrilled areas. Both holes were drilled from Pad 6 with APC-49 directed steeply to the northwest and APC-55 drilled to the northeast. Results for these holes are summarized below:

APC-49 was drilled steeply to the northwest from Pad 6 to a maximum downhole depth of 852.90 metres (908 metres vertical due to topography). The hole was designed to test the northwestward continuity of the deposit at depth. The hole intercepted saprolite and oxidized sulphide material (transition zone) from 5.7 metres downhole until 28.6 metres. Below this the hole passed into fresh rock consisting of angular breccia with a sulphide cement matrix containing chalcopyrite (up to 0.8%), pyrite (up to 1.2%) and 0.8% pyrrhotite and some areas of mineralized porphyry (without breccia). Various sheeted carbonate base metal veins (“CBM”) and veinlet zones associated with higher grade gold, which overprint and flood the matrix hosting the earlier breccia-porphyry mineralization, were observed and contain carbonate associated with sphalerite and galena. The hole bottomed in mineralization due to drilling problems with the last 15.85 metres from 837.1 metres downhole returning 0.52 g/t gold equivalent. Complete assay results for the hole are summarized in Table 1 with highlights as follows:

●	847.25 metres @ 1.09 g/t gold equivalent from 5.65 metres (consisting of 0.64 g/t gold, 16 g/t silver and 0.14% copper) including:

o	22.9 metres @ 1.36 g/t gold equivalent from 5.65 metres downhole in the oxide plus transition zone,

o	42.35 metres @ 2.78 g/t gold equivalent from 491.5 metres downhole in a CBM rich zone and

o	30.95 metres @ 2.12 g/t gold equivalent from 625.6 metres downhole in a CBM rich zone.

Importantly, APC-49 confirms that the system remains wide open at depth in the northwest area of the deposit and future directional drilling will look to expand the system and tighten up drill spacing.

APC-55 was drilled to the northeast from Pad 6 and was designed to test for an extension of shallow high-grade mineralization to depth within the northeast portion of the Apollo system. The hole was drilled to a maximum downhole depth of 909.45 metres (855 metres vertical) with mineralization beginning at surface. The hole intercepted saprolite and oxidized sulphide material (transition zone) from surface until 48.80 metres down hole. Below this depth, the hole passed into fresh rock consisting of angular breccia with a sulphide cement matrix containing chalcopyrite (up to 1.0%), pyrite (up to 2.0%) and pyrrhotite (up to 1.2%) with some interfingering areas of mineralized porphyry (without breccia). Four sheeted CBM vein and veinlet zones at 184.7 metres, 364.2 metres, 431.8 metres and 591.5 metres downhole were observed with vein sulphides (sphalerite and galena) overprinting the earlier porphyry mineralization in the breccia matrix. Complete assay results for the hole are summarized in Table 1 with highlights as follows:

●	792.25 metres @ 1.71 g/t gold equivalent from surface (consisting of 0.88 g/t gold, 39 g/t silver and 0.18% copper) including:

o	48.8 metres @ 3.23 g/t gold equivalent from surface in an oxide plus transition zone,

o	21.55 metres @ 3.66 g/t gold equivalent from 184.7 metres downhole in a CBM rich zone,

o	31.05 metres @ 2.37 g/t gold equivalent from 364.2 metres downhole in a CBM rich zone,

o	21.65 metres @ 2.36 g/t gold equivalent from 431.75 metres downhole in a CBM rich zone and

o	16.50 metres @ 2.34 g/t gold equivalent from 591.5 metres downhole in a CBM rich zone.

APC-55 returned 1,356 g/t gold equivalent on a grams X metres basis, which represents the largest grade accumulation drilled to date into the Apollo porphyry system. APC-55 has also extended the strike length of the mineralized system to the northeast with maximum know overall dimensions now measuring 455 metres by 395 metres by 915 metres. The multiple north-west and east-west trending CBM vein systems intersected along the hole at both shallow and deeper elevations highlight an excellent opportunity for high grade mineralization to be found over significant vertical dimensions.

Apollo Drill Program Outline and Assay Update

Nine additional holes have been completed at the Apollo system with assay results expected in the near term with all holes except one intersecting bulk tonnage mineralization over significant core lengths.

With four diamond drill rigs now operating at site, the Company is focused on:

1.	Expanding the Apollo porphyry system and the recently discovered high-grade Contact Zone

2.	Stepping-out along the newly discovered high-grade Vein Zone situated above the Apollo porphyry system along a northwest to southeast corridor (where it does not come to surface)

3.	Testing the six newly generated targets surrounding the Apollo porphyry system

4.	Testing a new porphyry target named Plutus, which is located approximately one kilometre east of Apollo. Further details on Plutus will be announced shortly once all surface geochemistry assay results have been delivered, verified, and compiled.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry covers a 1,000 metres X 1,200 metres area and represents a large and unusually high-grade Cu-Ag-Au porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins. (See press release dated April 18, 2023)

Table 1: Assay Results

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
APC-49	5.65	852.90	847.25	0.64	16	0.14	0.001	1.09
incl	5.65	28.55	22.90	1.13	11	0.06	0.001	1.36
and incl	76.60	240.60	164.00	0.44	40	0.47	0.002	1.77
and incl	253.80	293.85	40.05	0.25	32	0.46	0.001	1.46
and incl	443.85	466.10	22.25	1.14	12	0.03	0.002	1.36
and incl	491.45	533.80	42.35	2.65	11	0.03	0.001	2.78
and incl	559.10	585.20	26.10	1.49	12	0.04	0.000	1.68
and incl	625.60	656.55	30.95	1.80	20	0.04	0.001	2.12
and incl	837.05	852.90	15.85	0.44	3	0.01	0.002	0.52
APC-55	0.00	792.25	792.25	0.88	39	0.18	0.001	1.71
incl	0.00	48.80	48.80	2.93	15	0.10	0.002	3.23
and incl	49.55	80.45	30.90	1.99	14	0.13	0.001	2.35
and incl	96.00	145.55	49.55	1.79	65	0.15	0.002	2.93
and incl	184.70	206.25	21.55	2.97	38	0.14	0.001	3.66
and incl	364.15	395.20	31.05	1.56	47	0.12	0.000	2.37
and incl	431.75	453.40	21.65	1.75	36	0.09	0.001	2.36
and incl	591.50	608.00	16.50	1.99	22	0.05	0.001	2.34

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.87 x 0.90)+ (Mo (%)*11.43 x 0.85) and CuEq (%) is calculated as follows: (Cu (%) x 0.90) + (Au (g/t) x 0.51 x 0.97) + (Ag (g/t) x 0.009 x 0.88)+ (Mo(%)x 6.10 x 0.85) utilizing metal prices of Cu – US$3.85/lb, Ag – $24/oz Mo - US$25.00/lb and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, and 90% for Cu. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date.

True widths are unknown, and grades are uncut.

Figure 1: Plan View of Drilling Highlighting Drill Holes APC-49 and APC-55 and Visual Intercepts for Holes for Which Assay Results are Anticipated in the Near Term

Figure 2: Core Photo Highlights of APC-55

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expand the overall dimensions of the system, which remains open in most directions.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol "CNL" and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.